Exhibit 99.1

Micware Co., Ltd. Nasdaq Ticker: MWC Investor Presentation September 2026

This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties . You can identify these statements by the fact that they do not relate strictly to historical or current facts . You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this presentation . These statements are likely to address our growth strategy, financial results, and future development programs . You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements . These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not . No forward - looking statement can be guaranteed and actual future results may vary materially . Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to : assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items ; our ability to execute our growth and expansion plan, including our ability to meet our goals ; current and future economic and political conditions ; our ability to compete in our industry ; our capital requirements and our ability to raise any additional financing which we may require ; our ability to attract customers and further enhance our brand awareness ; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business ; trends in our industry ; and other assumptions described in this presentation underlying or relating to any forward - looking statements . We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” in our annual report on Form 20 - F (the “Annual Report”) filed with the U . S . Securities and Exchange Commission (the “SEC”) . We base our forward - looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made . We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward - looking statements . Accordingly, you should be careful about relying on any forward - looking statements . Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward - looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events . You should read this presentation, along with the Annual Report and the documents that are filed as exhibits to the Annual Report, carefully and with the understanding that our actual future results may differ materially from what we currently expect . Industry Data and Forecasts This presentation contains references to market data and industry forecasts and projections, which were obtained or derived from publicly available information, reports of governmental agencies, market research reports, and industry publications and surveys . These sources generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed . Although we believe such information to be accurate, we have not independently verified the data from these sources . However, we acknowledge our responsibility for all disclosures in this presentation . Forecasts and other forward - looking information obtained from these sources are subject to the same qualifications and additional uncertainties and risks regarding the other forward - looking statements in this presentation due to a variety of factors, including those described in the section entitled “Risk Factors” in the Annual Report and elsewhere in this presentation . These and other factors could cause results to differ materially from those expressed in the forecasts and estimates . 2 Forward - Looking Statements

# Investment Highlights

## Why Invest in Micware?

**01 Strategic Engineering Partner to Leading Japanese OEMs**

Dual relationship: Toyota Motor Corporation ("Toyota") (since 2020) & Honda Motor Co., Ltd. ("Honda") (since 2022) are both customers and strategic shareholders of Micware

**02 Mass-Production Software Know-How and Reusable Assets**

Vehicle-generation experience, modular software assets, and development / quality know-how built through long-cycle original equipment manufacturers ("OEMs") programs

**03 Profitable Core Business Funding the Next Growth Phase**

Record-high gross margin and increased R&D investment provide a strong base to fund growth

**04 micAuto-PF: Turning Automotive Assets into Scalable Services**

Standardizing and commercializing automotive software assets through OEM Consulting, Software Defined Vehicles ("SDV") Services, licenses and products

**05 DynaPlanet: Long-Duration Spatial Intelligence Growth Option**

Commercialization has begun, while large-scale B2B / B2G / OEM deployments remain a medium- to long-term opportunity

3

How We Create Value Today A strategic automotive software engineering partner embedded in long - cycle OEM programs 1 OEM Co - Development Custom in - vehicle infotainment (“IVI”), navigation, connected and mobility software Close integration with OEM development teams Mass - production program experience 2 Reusable Software & Know - How IVI / navigation software assets Development process and quality data Large - scale development & operations know - how 3 Follow - On / Recurring Value Maintenance and operations support Per - unit software licensing Follow - on projects across vehicle generations FY2026 Revenue Mix 4 80.0% Software Development Services 14 . 8 % Licensing 5.2% Software - related Services The strategic objective is not to move away from engineering, but to capture more value from the software assets and know - how created through engineering.

# Our Mission for Growth

## The Two Growth Pillars of Our AI-centric Platform Strategy

| micAuto-PF | MISSION |
| --- | --- |
| 01 | Maintain IVI domain |
| 02 | Expand ADAS* domain |
| 03 | Expand market via Connected** |
| 04 | Expand quality & assurance |

×

| DynaPlanet-PF | MISSION |
| --- | --- |
| 01 | Collect dynamic data*** |
| 02 | Build dynamic spaces*** |
| 03 | Preserve spatial data |
| 04 | Commercialize spatial platform |

**Go beyond convention through AI**

Effective September 1, 2026, Micware Navigations Co., Ltd. was renamed Micware Spacia Co., Ltd. to lead spatial information, and automotive operations were consolidated into Micware Automotive Co., Ltd. (“MAC”) and Micware Mobility Co., Ltd. (“MMC”).

Note: *ADAS: Advanced Driver Assistance Systems. **Connected: Connected Service. ***DynaPlanet's data and space elements.

5

# micAuto-PF: From OEM Consulting to SDV Services

20+ years of automotive software assets × AI-driven engineering × stepwise expansion into higher-value services

**CURRENT REVENUE BASE**

### 1 OEM Consulting

- OEM co-development & engineering
- AI transformation support
- Maintenance & operations

+

**GROWTH**

### 2 SDV Service

- Software Development Kit (“SDK“) / Application Programming Interface (“API”) usage fees
- Vehicle data licenses
- Connected service usage fees

+

**LONGER TERM**

### 3 Mobility Physical AI

- Software licenses for mobility
- Connected / Over-The-Air (“OTA“) operating fees
- New physical AI initiative

**Current status**

No OEM has signed a contract for the micAuto-PF platform product itself. As clarified in the Company's September 2026 Growth Strategy disclosure, "micAuto-PF" as a management category also refers to the broader revenue target of MAC/MMC/Micware North America, Inc., not all of which is platform revenue — current-year revenue (7 OEMs, ¥19.0bn target) is generated entirely through existing OEM Consulting contracts, including Honda.
A contract for the platform product itself remains the key validation milestone.

6

DynaPlanet: Commercialization Has Begun, Scaling Is the Next Step A 3D spatial platform connecting real - world digital twins, dynamically updated cities and creator - built virtual worlds. Paid / custom 01 Real 3D Interiors High - precision indoor digital twins Stadiums, offices, factories, stations Use cases in facility management and real estate Paid / custom 02 Real 3D Cities Dynamic 3D cities from dashcam / sensor data Real - time updating and high - quality models Smart city, disaster prevention and mobility use cases Free / ecosystem 03 Virtual 3D Worlds AI - and creator - built virtual spaces Events, games, education and communities Studio planned to launch in January 2027 Current status Initial commercial revenue is already being generated through our existing DynaPlanet (e.g., PreSpot), deployed independently of Studio's planned January 2027 launch. Large - scale B2B, B2G and OEM platform deployments remain in the early stages, so we view DynaPlanet as a medium - to long - term growth option rather than a near - term earnings driver. 7

# Long-Term Growth Roadmap — Management Targets

micAuto DynaPlanet

## Next stage of "Be There Be Now"

**will be created by our 2 platforms strategy**


Mobility Physical AI

## micAuto-PF

With the power of software,
we're expanding the future of
**MOBILITY**

## DynaPlanet-PF

Through digital
**3D SPACE**,
we create brand-new value.


3D Intelligence Ecosystem

Allocations are subject to change and have not been approved by the board.

**Investment — Amount JPY 0.5bn (micAuto-PF)**

| Investment item | Amount |
|---|---|
| Expand OEM business | JPY 0.2bn |
| Evolve connected services | JPY 0.3bn |
| **Total** | **JPY 0.5bn** |

### Revenue target

| micAuto-PF | As of | DynaPlanet-PF |
|---|---|---|
| JPY 55.0bn | Feb 2033 | JPY 33.0bn |
| JPY 31.5bn | Feb 2030 | JPY 10.5bn |
| JPY 19.0bn | Feb 2027 | JPY 3.5bn |

Allocations are subject to change and have not been approved by the board.

**Investment — Amount JPY 1.0bn (DynaPlanet-PF)**

| Investment item | Amount |
|---|---|
| PreSpot | JPY 0.1bn |
| Platform development | JPY 0.3bn |
| App and content creation | JPY 0.2bn |
| Studio development | JPY 0.3bn |
| Advertising and promotion | JPY 0.1bn |
| **Total** | **JPY 1.0bn** |

Targets disclosed in the September 2026 growth strategy presentation. They are not earnings forecasts and are not on a consolidated basis.

All figures are management targets, are not built up from individual projects, and may differ materially from actual results.

See the September 2026 growth strategy disclosure for full assumptions and cautionary statements: https://www.ir-micware.com/static-files/f4860a2d-ccfe-4dea-9b63-a223abb5c676

8

Growth Strategy: Illustrative KPIs by Platform Operating KPIs behind the management revenue targets, as disclosed September 4, 2026 micAuto - PF End of this FY (Feb 2027) 7 OEM JPY 19.0bn Expanding the OEM business with micAuto - IVI Three years out (Feb 2030) 15 OEM JPY 31.5bn Building a service business in the SDV domain Six years out (Feb 2033) ~30 OEM JPY 55.0bn Extending automotive software to wider mobility DynaPlanet - PF End of this FY (Feb 2027) DynaPlanet Studio Launch Creators 10 JPY 3.5bn Apps 10 B2B projects 10 Three years out (Feb 2030) 1M Users JPY 10.5bn Creators 10k Apps 10k B2B projects 100 Six years out (Feb 2033) 10M Users JPY 33.0bn 9 Creators 100k Apps 100k B2B projects 300 Illustrative KPIs are management targets disclosed in the September 2026 Growth Strategy presentation, not earnings forecasts, and there is no assurance they will be achieved. "OEMs" includes automobile and motorcycle manufacturers. All figures are management targets, are not built up from individual projects, and may differ materially from actual results. See the September 2026 growth strategy disclosure for full assumptions and cautionary statements.

01 02 03 04 05 Long - term optionality backed by planned investment 20+ years of collaboration, mass - production know - how an Durable positioning with leading Japanese OEMs d reusable software assets Clear path from engineering to service / license revenue micAuto - PF explicitly bridges OEM Consulting, SDV Services and licenses / products Commercial validation milestones ahead External - OEM validation for micAuto - PF and scaling deployments for DynaPlanet can change the evidence base Management targets provide a long - term roadmap, funded by IPO proceeds and operating cash flow Near - Term Catalysts Why Invest Now? Now Now Near term Medium term Long term 10 Growth Horizon The core business is proven today; value creation from the growth options depends on commercial validation and scaling. Proven core economics and cash generation F Y2026 g r o s s m a rgin o f 36 . 8%; c as h an d c as h equi v a le n t s o f US $52 . 9 m ※ ※ as of Feb 28, 2026, pre - IPO — excludes ~US$23.9m of IPO net proceeds received in May 2026

Contact

Micware Co., Ltd.

Phone: +81-3-6699-9899

Email: mic_ir@micware.co.jp

Address: 25th Floor Kobe Asahi Building, 59 Naniwa-machi, Chuo-ku Kobe, Hyogo, Japan 650-0035

Website: www.ir-micware.com


micware

11